Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148414

SUPPLEMENT NO. 12
DATED FEBRUARY 16, 2011
TO THE PROSPECTUS DATED APRIL 27, 2010
OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 12 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated April 27, 2010 and Supplement No. 11 dated January 26, 2011.  Unless otherwise defined in this Supplement No. 12, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the following:

•                  status of the offering;

•                  recent portfolio activity; and

•                  updated occupancy and leasing information for our multifamily communities.

Status of the Offering

We commenced this initial public offering of common stock on September 5, 2008.  Through February 11, 2011, we have accepted investors’ subscriptions to this public offering and issued approximately 95.0 million shares of our common stock pursuant to this initial public offering (including the primary offering and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $945.6 million.  We have approximately 109.5 million shares remaining for sale in the primary portion of our public offering and 45.5 million shares remaining for sale in the distribution reinvestment plan.  We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

Portfolio Activity

Potential Acquisition

Argenta

On February 11, 2011, we entered into an agreement to purchase a multifamily community known as Argenta, located in San Francisco, California, from an unaffiliated seller.  Argenta is a 179-unit multifamily community with amenities including, but not limited to, a resident lounge, a fitness center, and a conference room and concierge services.  The contract purchase price for Argenta is $94.0 million, excluding closing costs.  On February 15, 2011, we deposited $2.0 million in earnest money. If the purchase is consummated, we expect that the purchase price will be funded with proceeds from this offering.

The consummation of the purchase of Argenta is subject to substantial conditions. The consummation of this acquisition generally will depend upon:

•                  the satisfaction of the conditions to the acquisition contained in the relevant contracts;

•                  no material adverse change occurring relating to the community; and

•                  our receipt of satisfactory due diligence information, including but not limited to, environmental and property condition reports, and lease information.

Other assets may be identified in the future that we may acquire before or instead of the investment described above. As of the date of this supplement, we cannot make any assurances that the closing of this investment is probable.

Potential Sale

Waterford Place

In the fourth quarter of 2010, our advisor received an unsolicited offer to purchase Waterford Place.  In order to confirm the value of the unsolicited offer, our advisor engaged a broker on a limited basis to market the asset to a selective group of institutional investors, including certain real estate investment trusts, pension fund advisors and real estate investment funds managed by institutional advisors.  On January 11, 2011, the Waterford Place BHMP CO-JV entered into, through its wholly owned subsidiary, a purchase and sale agreement to sell Waterford Place to an unaffiliated purchaser. The contract purchase price for Waterford Place was $110 million, excluding closing costs.  On February 9, 2011, the prospective purchaser terminated this agreement pursuant to its right to terminate during the due diligence period, for any reason.  All escrow money was refunded to the prospective purchaser.  The parties have continued to discuss and negotiate a potential sale, but there is no assurance that any sale will occur.

Updated Occupancy and Leasing Information for our Multifamily Communities

Summary of Properties

As of December 31, 2010, we have made ten wholly owned acquisitions, one wholly owned note receivable and 23 investments in unconsolidated real estate joint ventures.  These investments consist of equity and/or debt investments in 33 multifamily communities, as described further below.  The following table presents physical occupancy and leased rates for each of the 33 multifamily communities we have made investments in as of December 31, 2010:

Multifamily Community Name	City and State	Number of Units	Physical Occupancy Rate	Leased Rate
4550 Cherry Creek	Denver, CO	288	93%	96%
55 Hundred	Arlington, VA	234	82%	84%
7166 at Belmar	Lakewood, CO	308	93%	95%
Acacia on Santa Rosa Creek	Santa Rosa, CA	277	91%	92%
Acappella	San Bruno, CA	163	50%	56%
Allegro	Addison, TX	272	85%	87%
Bailey’s Crossing	Alexandria, VA	414	76%	80%
Briar Forest Lofts	Houston, TX	352	94%	96%
Burnham Pointe	Chicago, IL	298	90%	95%
Burrough’s Mill Apartment Homes	Cherry Hill, NJ	308	92%	93%
Calypso Apartment and Lofts	Irvine, CA	177	92%	93%
The Cameron	Silver Spring, MD	325	97%	97%
Cyan / PDX	Portland, OR	352	85%	88%
The District at Universal	Orlando, FL	425	93%	94%
The Eclipse	Houston, TX	330	92%	96%
Fitzhugh Urban Flats	Dallas, TX	452	92%	95%
Forty55 Lofts	Marina del Rey, CA	140	96%	97%
The Gallery at NoHo Commons	Los Angeles, CA	438	85%	86%
Grand Reserve	Dallas, TX	149	96%	97%
Grand Reserve Orange	Orange, CT	168	93%	95%
Halstead	Houston, TX	301	91%	94%
The Lofts at Park Crest	McLean, VA	131	95%	98%
Mariposa Loft Apartments	Atlanta, GA	253	98%	99%
The Reserve at Johns Creek Walk	Johns Creek, GA	210	96%	98%
The Reserve at LaVista Walk	Atlanta, GA	283	91%	93%
San Sebastian	Laguna Woods, CA	134	45%	52%
Satori	Fort Lauderdale, FL	279	90%	95%
Skye 2905	Denver, CO	400	89%	90%

Multifamily Community Name	City and State	Number of Units	Physical Occupancy Rate	Leased Rate
Tupelo Alley	Portland, OR	188	94%	97%
Uptown Post Oak	Houston, TX	392	91%	94%
The Venue	Clark County, NV	168	80%	82%
Veritas	Henderson, NV	430	76%	83%
Waterford Place	Dublin, CA	390	92%	95%
Total		9,429	88%	91%

The physical occupancy rate is defined as the units occupied as of December 31, 2010 divided by the total number of residential units. The leased rate is defined as the units under contractual lease agreements as of December 31, 2010 divided by the total number of residential units.  Not considered in the physical occupancy or leased rate is rental space designed other than for residential use, which is primarily retail space.  The total gross leasable area (“GLA”) of retail space for all of these communities is approximately 165,000 square feet, which is approximately 6% of total rentable area.